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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

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                                 SCHEDULE 14D-9

               Solicitation/Recommendation Statement Pursuant to
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                          CADENCE DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                   74838E102
                     (CUSIP Number of Class of Securities)

                              R.L. SMITH MCKEITHEN
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                          CADENCE DESIGN SYSTEMS, INC.
                               2655 SEELY AVENUE
                                   BUILDING 5
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 943-1234
            (Name, address and telephone number of person authorized
 to receive notice and communications on behalf of person(s) filing statement)

                                    COPY TO:

                             KENNETH R. LAMB, ESQ.
                            GREGORY J. CONKLIN, ESQ.
                          GIBSON, DUNN & CRUTCHER LLP
                             ONE MONTGOMERY STREET
                                 TELESIS TOWER
                        SAN FRANCISCO, CALIFORNIA 94104
                                 (415) 393-8200

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ITEM 1. SECURITY AND SUBJECT COMPANY

The name of the subject company is Quickturn Design Systems, Inc., a Delaware corporation ("Quickturn"), and the address of the principal executive offices of Quickturn is 55 W. Trimble Road, San Jose, California 95131. The title and the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $.001 per share (the "Quickturn Common Stock"), of Quickturn including the associated preferred stock purchase rights (together with the Quickturn Common Stock, the "Quickturn Shares") issued pursuant to the Preferred Shares Rights Agreement, dated as of January 10, 1996, as amended, between Quickturn and BankBoston, N.A. (formerly known as the First National Bank of Boston), as Rights Agent.

ITEM 2. TENDER OFFER OF THE BIDDER

This Schedule 14D-9 relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1, dated August 12, 1998, as amended to the date hereof (the "Mentor Schedule 14D- 1"), filed with the Securities and Exchange Commission (the "SEC") by Mentor Graphics Corporation, an Oregon corporation ("Mentor"), and MGZ Corp. ("MGZ") a Delaware corporation and wholly-owned subsidiary of Mentor, relating to an offer by MGZ to purchase 2,100,000 Quickturn Shares at a price of $15.00 per Quickturn Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in MGZ's Offer to Purchase and related Letter of Transmittal (which together constitute the "Mentor Offer"). According to the Mentor Schedule 14D-1, the principal executive offices of each of Mentor and MGZ are located at 8005 S. W. Boeckman Road, Wilsonville, Oregon 97070.

ITEM 3. IDENTITY AND BACKGROUND

(a) Name and business address of entity filing this Schedule 14D-9.

The name of the entity filing this Schedule 14D-9 is Cadence Design Systems, Inc., a Delaware corporation ("Cadence"). The business address of Cadence is 2655 Seely Avenue, Building 5, San Jose, California 95134.

(b) General.

In the past, Cadence has been a customer of Quickturn in the ordinary course and has entered into arms-length purchase agreements with Quickturn for products and services. Cadence does not believe such agreements, individually or in the aggregate, constitute material agreements of Cadence. Cadence has not entered into any material agreements with Mentor.

On December 8, 1998, Quickturn, Cadence and CDSI Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Cadence ("Acquisition"), entered into an Agreement and Plan of Merger (as amended, the "Merger Agreement"), pursuant to which (upon satisfaction or waiver of certain conditions) Acquisition will be merged with and into Quickturn (the "Merger") and Quickturn will become the surviving corporation and a wholly-owned subsidiary of Cadence (the "Surviving Corporation"). Each of the Quickturn Shares (excluding any in treasury or held by Cadence or any of its subsidiaries) issued and outstanding will be converted into shares of common
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stock of Cadence (with the appropriate number of Cadence's preferred stock purchase rights as provided in Cadence's Rights Agreement, dated as of February 9, 1996, between Cadence and Harris Trust and Savings Bank, as rights agent, whether or not such rights shall still be attached to such shares). On January 4, 1999, the Merger Agreement was amended to reflect an increase in the value of the shares of common stock of Cadence to be received by holders of Quickturn Shares to $15.00 per share. On December 8, 1998, Quickturn and Cadence also entered into a Stock Option Agreement (the "Stock Option Agreement") granting Cadence an option (the "Option") to purchase up to 19.99% of the outstanding Quickturn Shares. As a result, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Cadence is deemed to be the beneficial owner of 3,619,100 Quickturn Shares, or 19.99% of the Quickturn Shares outstanding, based upon 18,095,580 Quickturn Shares outstanding as of November 30, 1998 (as represented by Quickturn in the Merger Agreement) and assuming exercise of the Option.

The Option is exercisable only upon the occurrence of certain events, including, without limitation: (1) a recommendation by Quickturn's Board of Directors to its stockholders of a Superior Proposal (as defined in the Merger Agreement), (2) the withdrawal by Quickturn's Board of Directors of its approval of the Merger, (3) the failure of Quickturn to use all reasonable efforts to convene a stockholders' meeting to vote on the Merger, (4) in certain circumstances, the failure to obtain Quickturn stockholder approval of the Merger Agreement after a duly convened meeting, or (5) following termination of the Merger Agreement for certain specified reasons, an agreement between Quickturn and a third party relating to certain business combinations with a third party or a third party's acquisition of certain assets of Quickturn. In addition, under certain circumstances, including any person's acquisition of thirty percent (30%) or more of the outstanding Quickturn Shares or a written definitive agreement between Quickturn and a third party for certain business combinations prior to the expiration date of the Option, Cadence may require Quickturn to cancel the Option and pay a cancellation amount. In some instances, Quickturn may require Cadence to sell to Quickturn any Quickturn Shares received by Cadence upon exercise of the Option. Cadence is limited in the total payments it may receive in connection with its exercise of the Option to $14.075 million, minus any amounts it receives (other than for expense reimbursements) upon termination of the Merger Agreement. Cadence does not know of any event that has occurred as of the date hereof that would allow Cadence to exercise its Option.

The Option Agreement will expire upon the earlier of (i) the Effective Time (as defined in the Merger Agreement) of the Merger and (ii) the twelve (12) month anniversary of the termination of the Merger Agreement in accordance with the terms thereof.

On December 15, 1998, Mentor and MGZ filed suit against Quickturn, the Board of Directors of Quickturn and Cadence in the Delaware Chancery Court alleging, among other things, that the Board of Directors of Quickturn violated its fiduciary duty to Quickturn stockholders in approving the Merger and that Cadence aided and abetted this violation, and that certain terms of the Merger Agreement and Stock Option Agreement, including the "no shop" and liquidated damages provisions, violate Delaware law.

In connection with the execution of the Merger Agreement, Cadence entered into an employment agreement with Quickturn's President, Keith R. Lobo (the "Employment Agreement"). The Employment Agreement commences at the consummation of the Merger for a term of eighteen

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months (the "Employment Period"). During the Employment Period, Mr. Lobo will serve the Surviving Corporation in a capacity functionally equivalent to his current position with Quickturn and will be entitled to an annual base salary and bonus (based on a percentage of base salary) specified in the Employment Agreement. In addition to his cash compensation, Mr. Lobo will be entitled to receive certain options to purchase shares of Cadence common stock pursuant to the Employment Agreement.

The Employment Agreement further provides that, upon termination of Mr. Lobo's employment with the Surviving Corporation at any time before the one year anniversary of the consummation of the Merger, Mr. Lobo's compensation will be determined solely in accordance with the applicable Quickturn retention plan. Between such one year anniversary and the date that is 18 months following the consummation of the Merger, termination of Mr. Lobo without cause (as defined in the Employment Agreement), or voluntary termination by Mr. Lobo as a result of a reduction in base pay, reduction in title or a material change in his job responsibilities, or because of his relocation to more than 35 miles from his work location immediately prior to the Merger, entitles Mr. Lobo to a cash payment equal to his base salary for the remainder of the Employment Period. Upon termination at any time during the Employment Period, the Cadence stock options granted to Mr. Lobo during the Employment Period will cease to vest and all other employee medical, dental and other benefits will terminate, except as otherwise required under the applicable Quickturn retention plan.

Mr. Lobo has also agreed not to compete with the Surviving Corporation before the later of (i) the eighteen month anniversary of the consummation of the Merger and (ii) his termination of employment with the Surviving Corporation. In addition, until one year after termination of his employment, Mr. Lobo may solicit neither Cadence's nor the Surviving Corporation's employees nor their clients or customers, nor may he: (x) use any Cadence or Quickturn trade secret or proprietary information, (y) interfere or attempt to interfere with the Surviving Corporation's or Cadence's relationship with its customers or clients, or (z) solicit the business of any client or customer of Cadence or the Surviving Corporation.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

(a) Nature of Solicitation and Recommendation.

Cadence has filed with the SEC a Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the "Cadence Proxy Statement"), in opposition to Mentor's solicitation of Quickturn stockholders in connection with the special meeting of Quickturn stockholders to be held on January 8, 1999 (the "Quickturn Special Meeting"), and has communicated with Quickturn stockholders in connection therewith. The Cadence Proxy Statement, in the context of explaining Cadence's opposition to Mentor's solicitation, quotes (verbatim to the extent possible) the Quickturn Board's response to both the Mentor solicitation and the Mentor Offer as disclosed in Quickturn's proxy materials. Such quotation includes the Quickturn Board's recommendation to its stockholders that they not accept the Mentor Offer. The Cadence Proxy Statement and its press releases included in its proxy materials set forth Cadence's position with respect to the Mentor Offer.

(b) Reasons for the Recommendation.

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See the Cadence Proxy Statement and its press releases included in its proxy materials which set forth Cadence's position with respect to the Mentor Offer.

SEE THE CADENCE PROXY STATEMENT.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

However, Cadence has communicated with Quickturn stockholders with respect to the Quickturn Special Meeting through its officers, employees and agents. None of such persons will receive compensation for making such communications. In addition, the Cadence Proxy Statement was mailed on January 5, 1999 to Quickturn stockholders of record as of the close of business on November 10, 1998, by Morrow & Co., Inc. (which has been retained by Quickturn to assist Quickturn in connection with its solicitations relating to the Quickturn Special Meeting) as part of a distribution by Quickturn to its stockholders. Neither Morrow & Co., Inc. nor Quickturn is receiving any payment from Cadence for such distribution.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

(a) Other than as described above in Item 3(b), there have been no transactions effected by Cadence in the Quickturn Shares during the past 60 days or, to the knowledge of Cadence, by any executive officer, director, affiliate or subsidiary of Cadence. While no transactions in the Quickturn Shares have been effected by Cadence or, to the knowledge of Cadence, by any executive officer, director, affiliate or subsidiary of Cadence, Cadence and one of its subsidiaries are parties to the Merger Agreement and Stock Option Agreement described above in Item 3(b).

(b) Neither Cadence nor, to its knowledge, any of its executive officers, directors, affiliates or subsidiaries, is a record holder of Quickturn Shares. To the knowledge of Cadence, none of the executive officers, directors or subsidiaries of Cadence currently intends to tender Quickturn Shares which are held of record or beneficially owned by them pursuant to the Mentor Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

Not applicable.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

Cadence has filed with the SEC a registration statement on Form S-4 and related exhibits (Registration No. 333-69589) under the Securities Act of 1933, as amended, to register the shares of its common stock and associated preferred stock purchase rights to be issued in connection with the Merger. In addition, on January 5, 1999, Cadence filed with the SEC the Cadence Proxy Statement.

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ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

 Exhibit 1  Proxy Statement of Cadence in Opposition to Solicitation by Mentor
            and MGZ with respect to Quickturn Special Meeting to be held on
            January 8, 1999, filed with the SEC on January 5, 1999
            (incorporated by reference to the Press Release of Cadence, dated
            January 5, 1999 attached as Exhibit 2).
 Exhibit 2  Press Release of Cadence, dated January 5, 1999.
 Exhibit 3  Registration Statement of Cadence on Form S-4 (Registration No.
            333-69589) (the "Cadence Proxy Statement").
 Exhibit 4  Agreement and Plan of Merger, dated as of December 8, 1998, as amended on December 16, 1998 (incorporated by reference to the
            Cadence Registration Statement).
 Exhibit 5  Amendment No. 2 to Agreement and Plan of Merger, dated as of
            January 4, 1999.
 Exhibit 6  Press Release of Cadence, dated December 9, 1998.
 Exhibit 7  Stock Option Agreement, dated December 8, 1998, between Quickturn and Cadence (incorporated by reference to the Cadence Registration
            Statement).
 Exhibit 8  Employment Agreement, dated as of December 8, 1998, by and among
            Keith R. Lobo, Quickturn and Cadence.
 Exhibit 9  Verified Complaint for Declaratory and Injunctive Relief filed on
            December 15, 1998 by Mentor and MGZ.
 Exhibit 10 Press Release of Cadence, dated January 7, 1999.
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                                   SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 7, 1999

                                          CADENCE DESIGN SYSTEMS, INC.

                                          By: /s/ R.L. Smith McKeithen
                                            -----------------------------------
                                          R.L. Smith McKeithen
                                          Senior Vice President, General
                                           Counsel and Secretary

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